UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

OFFICIAL PAYMENTS HOLDINGS, INC.

(Name of Subject Company)

ACI WORLDWIDE, INC.

OLYMPIC ACQUISITION CORP.

(Names of Filing Persons—Offeror)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

67623R106

(Cusip Number of Class of Securities)

Dennis P. Byrnes, Esq.

Executive Vice President, Chief Administrative Officer,

General Counsel and Secretary

ACI Worldwide, Inc.

6060 Coventry Drive

Elkhorn, Nebraska 68022

(402) 778-2183

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Robert A. Profusek, Esq.

Jones Day

222 East 41st Street

New York, New York 10017

Telephone: (212) 326-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$166,831,772.55	$21,487.93

*	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $8.35 cash per share all shares of common stock of the subject company, which represents (1) 16,738,772 outstanding shares of common stock of the subject company, other than those shares held by Official Payments Holdings, Inc., ACI Worldwide, Inc. and Olympic Acquisition Corp. and their wholly owned subsidiaries, (2) 3,187,081 shares of common stock of the subject company issuable by the subject company upon the exercise of outstanding stock options pursuant to the subject company’s stock option plans, and (3) 54,000 shares of common stock issuable upon the full settlement of all outstanding restricted share unit awards. The foregoing share figures have been provided by the subject company to the offerors and are as of September 20, 2013, the most recent practicable date before filing.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for the fiscal year 2014, issued August 30, 2013, by multiplying the transaction valuation by 0.0001288.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$21,487.93	Filing Party:	ACI Worldwide, Inc. and Olympic Acquisition Corp.
Form or Registration No.:	Schedule TO	Date Filed:	October 4, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on October 4, 2013, and is filed by (i) Olympic Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of ACI Worldwide, Inc., a Delaware corporation (“ACI”), and (ii) ACI. The Schedule TO relates to the offer by Purchaser and ACI to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Official Payments Holdings, Inc., a Delaware corporation (“OPAY”), at $8.35 per Share in cash, without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated October 4, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements, collectively constitute the “Offer”). The Offer is made pursuant to the Agreement and Plan of Merger, dated September 23, 2013, among ACI, Purchaser and OPAY.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

The information set forth under the caption “QUESTIONS AND ANSWERS RELATING TO THE OFFER” of the Offer to Purchase is hereby amended and supplemented by deleting the sixteenth question in its entirety and inserting the following as the sixteenth question under the caption “QUESTIONS AND ANSWERS RELATING TO THE OFFER”:

“If I decide not to tender, what will happen to my Shares?

If all of the conditions to the Offer and the Merger are satisfied or, where permissible, waived, we intend to effect the Merger pursuant to Section 251(h) of the DGCL without a vote or any further action by the Stockholders promptly following the purchase of Shares pursuant to the Offer. Accordingly, if you do not tender your Shares in the Offer and you do not exercise your appraisal rights under Section 262 of the DGCL, your Shares will be converted in the Merger into the right to receive the same price per Share that is paid in the Offer.

Accordingly, if the Offer and the Merger are consummated, the only differences to you between tendering and not tendering your Shares in the Offer is that (1) you will be entitled to exercise appraisal rights under Section 262 of the DGCL following the Merger and (2) you would have been paid earlier had you tendered your Shares in the Offer and different brokerage fees may apply to Shares that are tendered in the Offer compared to Shares that are exchanged in the Merger.”

The information set forth in Section 4 — “Withdrawal Rights” of the Offer to Purchase is hereby amended and supplemented by inserting the following sentence as the second sentence of the first paragraph under the caption “Withdrawal Rights”:

“In addition, pursuant to Section 14(d)(5) of the Exchange Act, unless we have accepted Shares for payment in the Offer, Stockholders who tender their Shares in the Offer may withdraw them at any time on or after December 3, 2013.”

The information set forth in Section 8 — “Certain Information Concerning OPAY” of the Offer to Purchase is hereby amended and supplemented by deleting the second paragraph under the sub-heading “— OPAY Projections” in its entirety and inserting the following paragraph as the second paragraph under the sub-heading “— OPAY Projections”:

“The inclusion of the projections in this Offer to Purchase should not be regarded as an indication that any of ACI, us, OPAY or their respective affiliates or representatives considered or now considers the projections to be a reliable prediction of future events, and this information should not be relied upon as such. These projections are being provided in this document only because OPAY made them available to ACI in connection with ACI’s due diligence review of OPAY and are not being provided to influence any Stockholder to make any investment decision with respect to the Offer or any other purpose. None of ACI, us, OPAY or any of their affiliates or representatives presently intends to update, revise or correct the projections if any of it is or becomes inaccurate (even in the short term). In this regard, investors are cautioned not to place undue reliance on the projections.”

The information set forth in Section 8 — “Certain Information Concerning OPAY” of the Offer to Purchase is hereby amended and supplemented by inserting the following information at the end of the section with the sub-heading “— OPAY Projections”:

“The foregoing non-GAAP financial measures are reconciled to GAAP financial measures in the tables below:

Adjusted EBITDA from continuing operations

(in thousands, except percentages)	2013	2014	2015	2016	2017
Net income (loss) from continuing operations	(2,073)	4,375	7,079	15,820	25,480
Adjustments:
Depreciation/ amortization	8,045	7,571	8,377	4,988	2,759
Stock-based compensation	1,928	1,919	2,035	2,130	2,230

Adjusted EBITDA from continuing operations	7,900	13,865	17,491	22,938	30,469

Reconciliation of Gross and Net Revenue

(in thousands, except percentages)	2013	2014	2015	2016	2017
Revenue from continuing operations	140,146	150,522	167,889	189,975	217,509
Less:
OPAY discount fees	91,531	97,718	107,486	120,522	137,177

OPAY Net Revenue	48,615	52,804	60,403	69,453	80,332	”

The information set forth in Section 10 — “Source and Amount of Funds” of the Offer to Purchase is hereby amended and supplemented by deleting Section 10 in its entirety and inserting the following under the caption “Source and Amount of Funds”:

“We estimate that we will need $150 million to purchase all Shares validly tendered in the Offer, to pay the Merger Consideration in connection with the Merger and to pay the related fees and expenses. ACI will provide us with the funds necessary to purchase the Shares in the Offer and the Merger. All or a portion of the $150 million is expected to come from ACI’s cash on hand resulting from the senior notes offering and/or existing credit facility described below in this Section 10. The completion of the Offer is not conditioned upon obtaining or funding of any financing arrangements or condition.

Senior Notes Offering

On August 20, 2013, ACI completed its previously announced offering of $300 million in aggregate principal amount of 6.375% senior notes due 2020 (the “Notes”). The Notes were issued pursuant to an indenture, dated as of August 20, 2013 (the “Indenture”), among ACI, the guarantors listed therein and Wilmington Trust, National Association, as trustee (the “Trustee”). The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by each of ACI’s subsidiaries that guarantees its Credit Facility (as defined below).

The Notes bear interest at a rate of 6.375% per annum, payable semi-annually in arrears on August 15 and February 15 of each year, commencing on February 15, 2014. The Notes will mature on August 15, 2020.

ACI may redeem some or all of the Notes at any time prior to August 15, 2016, at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the redemption date, plus a make-whole premium set forth in the Indenture. On or after August 15, 2016, ACI may redeem some or all of the Notes at redemption prices set forth in the Indenture, plus accrued and unpaid interest, if any, to, but not including, the redemption date. In certain circumstances, if ACI experiences a change of control (as defined in the Indenture), ACI must offer to repurchase the Notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to, but not including, the date of repurchase. In addition, at any time prior to August 15, 2016, ACI may redeem up to 35% of the Notes with the proceeds of certain sales of ACI’s equity securities at 106.375% of the principal amount, plus accrued and unpaid interest, if any, to, but not including, the redemption date, if at least 65% of the aggregate principal amount of the Notes initially issued under the Indenture remains outstanding after such redemption and notice of redemption is mailed within 120 days after the date of the closing of such equity offering.

The Indenture contains covenants that limit, among other things, the ability of ACI and the ability of its restricted subsidiaries to: incur additional debt or issue preferred stock; pay dividends or make other distributions on, redeem or repurchase capital stock or make investments or other restricted payments; create liens on assets; agree to payment restrictions affecting subsidiaries; dispose of assets or issue stock of restricted subsidiaries; enter into transactions with affiliates; and effect a consolidation or merger or sell all, or substantially all, of ACI’s assets. Each of these covenants is subject to a number of important exceptions and qualifications. Further, certain of these covenants will cease to apply at all times after the date on which the Notes receive investment grade ratings from either Moody’s Investors Service, Inc. (“Moody’s”) or Standard & Poor’s Ratings Group (“S&P”), provided no default or event of default under the Indenture exists at that time. Such terminated covenants will be reinstated if the Notes lose their investment grade ratings from either Moody’s or S&P.

The Indenture provides for customary events of default, including: failure to make required payments; failure to comply with certain agreements or covenants; failure to pay, or acceleration of, certain other material debt; and certain events of bankruptcy and insolvency. An event of default under the Indenture will allow either the Trustee or the holders of at least 25% in aggregate principal amount of the then outstanding Notes to accelerate, or in certain cases, will automatically cause the acceleration of, the amounts due under the Notes.

Credit Facility

On November 10, 2011, ACI entered into the Credit Agreement (as amended from time to time, the “Credit Agreement”) with a syndicate of financial institutions, as lenders, and Wells Fargo Bank, National Association (“Wells Fargo”), as administrative agent. The Credit Agreement consists of a senior secured revolving credit facility (the “Revolving Credit Facility”), which includes a sublimit for the issuance of standby letters of credit and a sublimit for swingline loans, and a senior secured term loan facility (the “Term Credit Facility” and, together with the Revolving Credit Facility, the “Credit Facility”). On August 20, 2013, Credit Agreement was amended.

The maturity date of the loans under the Credit Facility is August 20, 2018. The amount ACI may request for optional incremental term loans and/or increases in the revolving commitment is $300 million. The Revolving Credit Facility will not amortize and the Term Credit Facility will amortize, with principal payable in consecutive quarterly installments. ACI’s obligations and the obligations of the guarantors under the guaranty and cash management arrangements entered into with lenders under the Credit Facility (or affiliates thereof) are secured by first-priority security interests in substantially all assets of ACI and any guarantor, including 100% of the capital stock of ACI Corporation and each domestic subsidiary of ACI, each domestic subsidiary of any guarantor and 65% of the voting capital stock of each foreign subsidiary of ACI that is directly owned by ACI or a guarantor, subject to certain exclusions.

The Credit Agreement requires that, among other things, at any time that loans or letters of credit are outstanding, ACI maintain:

•	a maximum consolidated total net leverage ratio of (1) 4.00:1.00 through the fiscal quarter ending June 30, 2014 and (2) 3.75:1.00 thereafter, in each case, measured as of the last day of each fiscal quarter;

•	until the fiscal quarter ending March 31, 2014, a minimum fixed charge coverage ratio of 1.65:1.00, from the fiscal quarter ending June 30, 2014 to the fiscal quarter ending March 31, 2015, a minimum fixed charge coverage ratio of 1.50:1.00 and from and after the fiscal quarter ending June 30, 2015, a minimum fixed charge coverage ratio of 1.30:1.00, in each case, measured as of the last day of each fiscal quarter; and

•	a consolidated senior secured net leverage ratio no greater than or equal to 3.00:1.00, measured as of the last day of each fiscal quarter.

Borrowings under the Credit Facility bear interest at a rate per annum equal to, at ACI’s option, either (1) a base rate determined by reference to the highest of (i) the rate of interest per annum publicly announced by Wells Fargo as its Prime Rate, (ii) the federal funds effective rate plus 1/2 of 1%, and (iii) a LIBOR based rate determined by reference to the costs of funds for U.S. dollar deposits for a one-month interest period adjusted for certain additional costs plus 1% or (2) a LIBOR based rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs, in each case plus an applicable margin. The applicable margin for borrowings under the Revolving Credit Facility is, based on the calculation of the applicable consolidated total leverage ratio, between 0.50% to 1.50% with respect to base rate borrowings and between 1.50% and 2.50% with respect to LIBOR based borrowings. Interest is due and payable monthly.

In addition to paying interest on the outstanding principal under the Credit Facility, ACI is required to pay a commitment fee in respect of the unutilized commitments under the Revolving Credit Facility, payable quarterly in arrears. ACI is also required to pay letter of credit fees on the maximum amount available to be drawn under all outstanding letters of credit in an amount equal to the applicable margin on LIBOR based borrowings under the Revolving Credit Facility on a per annum basis, payable quarterly in arrears, as well as customary fronting fees for the issuance of letters of credit fees and agency fees.

ACI is permitted to voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans under the Credit Facility at any time without premium or penalty, other than customary “breakage” costs with respect to LIBOR based loans.

The Credit Agreement also contains certain customary mandatory prepayment provisions. If certain events specified in the Credit Agreement occur, ACI may be required to repay all or a portion of the amounts outstanding under the Credit Facility. The Credit Agreement also contains certain customary affirmative covenants and events of default.”

The information set forth in Section 12 — “Purpose of the Offer; Plans for OPAY; the Merger Agreement; the Stockholder Agreement; Appraisal Rights; Going Private Transactions” of the Offer to Purchase is hereby amended and supplemented by deleting the first paragraph under the sub-heading “(f) Appraisal Rights” and inserting the following paragraph as the first paragraph under the sub-heading “(f) Appraisal Rights”:

“No appraisal rights are available to the Stockholders in connection with the Offer. If all of the conditions to the Offer and the Merger are satisfied or, where permissible, waived, we intend to effect the Merger pursuant to Section 251(h) of the DGCL without a vote or any further action by the Stockholders promptly following the purchase of Shares pursuant to the Offer. Each Stockholder at the Effective Time who complies with the applicable statutory procedures under Section 262 of the DGCL will be entitled to receive a judicial determination of the fair value of the Stockholder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Shares held by such holder.”

The information set forth in Section 15 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by deleting the first paragraph under the sub-heading “— Legal Proceedings” and inserting the following paragraph as the first paragraph under the sub-heading “— Legal Proceedings”:

“On October 2, 2013, an alleged Stockholder filed a putative class action lawsuit entitled Williams v. Official Payment Holdings, et al., Case No. 8970, in the Court of Chancery of the State of Delaware. The complaint names as defendants OPAY and the members of the OPAY Board, as well as ACI and us. The complaint generally alleges that the individual members of the OPAY Board breached their fiduciary duties owed to the Stockholders by approving OPAY’s entry into the Merger Agreement with ACI and us and failing to take steps to maximize the value of OPAY to its Stockholders. The complaint further alleges that ACI aided and abetted such breaches of fiduciary duties by the individual defendants. The plaintiff seeks, among other things, an order enjoining the consummation of the merger, an award of rescissory damages if the Merger is consummated, and an award of attorneys’ fees, experts’ fees and costs. On October 14, 2013, an additional putative class action was filed by an alleged Stockholder captioned Giacherio v. Official Payment Holdings, et al., Case No. 13-A-08794-8, in the Superior Court of Gwinnett County of the State of Georgia against the same defendants and asserting substantially similar claims. The foregoing description is qualified in its entirety by reference to the complaints which are filed as Exhibit (a)(5)(C) and Exhibit (a)(5)(D) to the Schedule TO and which are incorporated herein by reference.”

The information set forth in Section 15 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by deleting the second paragraph under the sub-heading “— Antitrust Compliance” and inserting the following paragraph as the second paragraph under the sub-heading “— Antitrust Compliance”:

“On October 2, 2013, ACI filed a Notification and Report Form under the HSR Act with the DOJ and the FTC. The waiting period applicable to the purchase of Shares pursuant to the Offer expired at 11:59 p.m., New York City time, on October 17, 2013, without any action having been taken by the DOJ or the FTC. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

**(a)(5)(D)	Complaint filed on October 14, 2013 in Superior Court of Gwinnett County of the State of Georgia, captioned Joseph L. Giacherio v. Official Payment Holdings, et al. (Case No. 13-A-08794-8).

**(a)(5)(E)	Press Release, dated October 18, 2013

**	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 18, 2013

ACI WORLDWIDE, INC.

By:	/s/ Dennis P. Byrnes
Name:	Dennis P. Byrnes
Title:	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

OLYMPIC ACQUISITION CORP.

By:	/s/ Dennis P. Byrnes
Name:	Dennis P. Byrnes
Title:	President

EXHIBIT INDEX

Exhibit No.	Description

*(a)(1)(A)	Offer to Purchase dated October 4, 2013.

*(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).

*(a)(1)(C)	Form of Notice of Guaranteed Delivery.

*(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(1)(F)	Form of Summary Advertisement published in The New York Times on October 4, 2013.

*(a)(5)(A)	Press Release, dated September 23, 2013 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on September 23, 2013).

*(a)(5)(B)	Investor Presentation Materials, dated September 23, 2013 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on September 23, 2013).

*(a)(5)(C)	Complaint filed on October 2, 2013 in Court of Chancery of the State of Delaware, captioned Charles Williams v. Official Payments, Inc., et al. (Case No. 8970).

**(a)(5)(D)	Complaint filed on October 14, 2013 in Superior Court of Gwinnett County of the State of Georgia, captioned Joseph L. Giacherio v. Official Payment Holdings, et al. (Case No. 13-A-08794-8).

**(a)(5)(E)	Press Release, dated October 18, 2013

*(d)(1)	Agreement and Plan of Merger, dated September 23, 2013, by and among ACI Worldwide, Inc., Olympic Acquisition Corp. and Official Payments Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on September 23, 2013).

*(d)(2)	Stockholder Agreement, dated September 23, 2013, by and among ACI Worldwide, Inc., Olympic Acquisition Corp. and Giant Investment, LLC (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by ACI Worldwide, Inc. with the Securities and Exchange Commission on September 23, 2013).

*	Previously filed.
**	Filed herewith.